Shareholder Meeting (unaudited)

A special meeting of the shareholders of the PBHG
Funds, Inc. was held on December 11, 2001, to vote on the following matter:


To approve the Agreement and Plan of
Reorganization for the Heitman Real
Estate Portfolio into the PBHG REIT Fund


% For		% Against	% Abstain

98.71%	0.37%	        0.92%